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                                                                Exhibit 5

                             SEVERANCE AGREEMENT


THIS AGREEMENT is entered into this 1st day of April, 1994 by and between RELIANCE ELECTRIC COMPANY, a Delaware corporation (the "Company"), and
               , (the "Executive"). This Agreement provides protection to the Executive in the event of termination of his employment relationship with the Company in certain circumstancea as set forth herein.


                                   RECITALS
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The Board of Directors of the Company has determined that it is appropriate and in the best interests of the Company to provide to the Executive protection in the event of termination of the Executive's employment relationship with the Company and the Executive desires to have such protection;

NOW THEREFORE, the Company and the Executive agree as follows:


1. DEFINITIONS. For purposes of this Agreement, the following terms shall be defined as set forth in this Section 1.

    1.1. "Board of Directors" shall mean the Board of Directors of the Company.

    1.2. "Disability" shall mean any physical or mental ailment that prevents the Executive from performing the duties incident to his employment with the Company, that has continued for a period of one hundred and twenty days and that is expected to be of permanent duration.

    1.3.  "For Cause" shall mean for any of the following reasons:

          (a)  the Executive's conviction of a felony;

          (b) the Executive's refusal to submit to a medical examination if directed to do so by the Board of Directors to determine whether the Executive is disabled; or

          (c) the Executive's habitual failure, for reasons other than any physical or mental ailment, to attend to his duties as an executive officer of the Company, except that such habitual failure shall not be a reason for termination For Cause unless the Executive has been given written notice by the Board of Directors of the pattern of behavior deemed by the Board of Directors to constitute such habitual failure and has failed to cure or to take all reasonable steps to cure that pattern of behavior within 30 days of receipt of that notice.

    1.4.  "Involuntary termination" shall mean:
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          (a)  the termination of the Executive's employment at the initiative of the Company; or

          (b) the termination of the Executive's employment at the initiative of the Executive as a result of action by the Company, without the Executive's consent, to reduce the Executive's base salary rate by more than twenty percent from the rate of base salary in effect immediately prior to the reduction unless the reduction is made in connection with a general reduction applicable equally to all senior executives of the Company.

    1.5. "Voluntary termination" shall mean the Executive's termination of employment with the Company, for any reason other than his involuntary termination (as defined in Section 1.4), his disability (as defined in Section 1.2), or his death.

2.  SEVERANCE BENEFITS UPON INVOLUNTARY TERMINATION OTHER THAN FOR
    CAUSE. If the Executive's employment with the Company is terminated as the result of an involuntary termination other than For Cause, the Executive shall be eligible for severance benefits under this Section 2 and the Company shall pay and provide to the Executive the severance benefits specified in Sections 2.1 through 2.4 hereof.

    2.1. TWO YEARS' BASE SALARY. If the Executive is eligible for severence benefits under Section 2, the Company shall pay to the Executive an amount equal to two years' salary at the rate of salary in effect at the date of involuntary termination. The Company shall pay this amount to the Executive in twenty-four equal monthly installments, commencing on the first day of the month next following the date of termination of the Executive's employment and continuing on the first day of each succeeding month until all twenty-four payments have been made.

    2.2. TWO YEARS' BONUS. If the Executive is eligible for severance benefits under Section 2, the Company shall pay to the executive an amount equal to twice the amount of the bonus paid or payable to the Executive for the Company's last complete fiscal year ended before the date of termination of the Executive's employment. The Company shall pay this amount to the Executive in twenty-four equal monthly installments, commencing on the first day of the month next following the date of termination of the Executive's employment and continuing on the first day of each succeeding month until all twenty-four payments have been made.

    2.3. HEALTH AND LIFE INSURANCE. If the Executive is eligible for severance benefits under Section 2, the Company shall provide to the Executive, for a period

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          of at least two years after the date of termination of the
          Executive's employment, health insurance and life insurance benefits at least equivalent to the Executive's health insurance benefits under the Company's applicable health and life insurance benefit plan(s) as in effect on the date of involuntary termination. If the Executive becomes employed by another employer during the two year period during which benefits are to be continued under this Section
          2.3 and the new employer provides health insurance benefits to the Executive that are at least equal to the health insurance benefits to be provided hereunder, then the health insurance benefits under this Section 2.3 shall cease. If however, the level of health insurance benefits from the new employer is lower than that to be provided under this Section 2.3, then the Company shall provide sufficient health insurance benefits (or the cash equivalent, as provided in Section 8.3) so that, in the aggregate, the level of health insurance benefits provided to the Executive is the same as the level of health insurance benefits to which he would be entitled under this Agreement absent his new employment.

    2.4. EXERCISE OF STOCK OPTIONS. If the Executive is eligible for severance benefits under Section 2, the Executive will be permitted to exercise, during the two year period following the date of termination of the Executive's employment, the stock options, if any, held by him that were granted under any employee stock option plan maintained by the Company, in the same manner as if his employment with the Company had continued through that two year period, except that this provision will not extend the maximum term of any such option and except that this provision shall not apply to any option granted to the Executive under the Employee Stock Purchase Plan adopted April 8, 1987, as amended.

3. DEATH OF EXECUTIVE AFTER SEVERANCE. If the Executive dies after becoming entitled to severance payments and benefits under Section 2 or 3 hereof and before all such severance payments and benefits have been paid and provided, the Company shall continue: (a) to make any remaining severance payments to the Executive's beneficiary or beneficiaries (designated as set forth in Exhibit A); (b) to provide health insurance benefits to the Executive's family; and (c) to allow the Executive's estate (or beneficiary, if so provided in the relevant stock option plan) to exercise the stock options held by the Executive at his death, all in the same manner and to the same extent as if the Executive had survived for at least two years following the termination of his employment with the Company.

4.  NOTICE OF TERMINATION OF EMPLOYMENT. The Executive shall give 30 days prior written notice to the Company of his voluntary termination of employment or of his involuntary termination of employment initiated by the Executive as a result of actions by the Company described in Section 1.4 hereof. Failure of the Executive to provide such notice in the case of any such involuntary termination
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    of employment shall not relieve the Company of its obligation to pay and provide severance payments and benefits to the Executive following the involuntary termination. The Company shall give Executive 30 days prior written notice of the involuntary termination of the Executive's employment at the initiative of the Company except that, at the Company's option, the Executive may be relieved of his duties and authorities immediately upon the Company's giving the Executive such notice of the involuntary termination of his employment.

5.  NO SEVERANCE BENEFITS FOLLOWING TERMINATION FOR CAUSE OR
    VOLUNTARY TERMINATION. If Executive's employment is terminated by the Company For Cause or by the Executive's voluntary termination, no severance payments or benefits or death benefits shall be payable under this Agreement either upon that termination or at any time thereafter.

6.  RELATIONSHIP TO OTHER BENEFITS.

    6.1. NO FORFEITURE OF CERTAIN PAYMENTS AND BENEFITS. Neither the eligibility for, nor the receipt of, benefits under this Agreement, nor the termination of Employee's employment under circumstances described in Section 7, shall be deemed to affect the rights of the Executive upon his termination of employment, whether voluntary or involuntary and whether or not For Cause, to all accrued but unpaid amounts of salary, bonus, deferred compensation, vacation pay, and benefits all of which will be paid to the date of termination of employment, nor shall it affect any calculable amounts of supplemental pension retirement benefits and amounts payable under other future unfunded benefit progrems.

    6.2. BENEFITS HEREUNDER TREATED AS MINIMUMS. The payments and benefits under this Agreement are intended to be minimum protections for the Executive and are not intended to duplicate other benefits provided for the Executive.

    6.3. PAYMENT OF CASH EQUIVALENT IN CERTAIN INSTANCES. If continued health benefits covarage for the Executive or his family would jeopardize the tax benefits of any health benefits plan or arrangement for any other employees of the Company, or for the Company itself, the
         Company may, in its discretion, either provide the health benefits on an individual basis or provide cash compensation equivalent to the benefit that otherwise would have been provided so that the Executive and his family shall suffer no financial loss whatsoever (whether from extra taxes or otherwise) due to the substitution. If continued life insurance coverage or ability to exercise stock options similarly jeopardizes the tax benefits of other employees or the Company with respect to life insurance or stock options, the Company shall have the same option to provide to the Executive, his family, and his
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         beneficiaries, as the case may be, cash compensation that will put the
         Executive, his family, and his beneficiaries, in at least as good an after tax position financially as if the substitution had not been made.

7.  MISCELLANEOUS.

    7.1. NO ASSIGNMENT WITHOUT CONSENT OF COMPANY. Except as set forth herein, no rights of any kind under this Agreement shall, without the written consent of the Company, be transferable or assignable by the Executive, his spouse or any other person, or be subject to alienation, encumbrance, garnishment, attachment, execution, or levy of any kind, voluntary or involuntary. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns.

    7.2. SAVINGS CLAIM. If any provision or part of a provision of this Agreement is held to be void or not enforceable for any reason, the remainder of the provision not so held void and all other provisions of this Agreement shall remain in full force and effect to the fullest extent possible.

    7.3. NO RIGHTS IN ANY PROPERTY OF COMPANY. The undertakings of the Company herein constitute merely the unsecured promise of the Company to make the payments as provided for herein. No property of the Company is or shall, by reason of this Agreement, be held in trust for the Executive, his spouse, or any other person, and neither the Executive nor his spouse or any other person shall have, by reason of this Agreement, any rights, title, or interest of any kind in or to any property of the Company.

    7.4. GOVERNING LAW. This Agreement is executed in and shall be construed in accordance with and governed by the laws of the State of Ohio.

    7.5. EMPLOYMENT OF EXECUTIVE BY THE COMPANY. Nothing herein shall be construed as an offer or commitment by the Company to continue the Executive's employment with the Company for any period of time.

    7.6. FACILITY OF PAYMENT. If the Company shall find that any person to whom any amount is payable hereunder is unable to care for his or her affairs, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to any person deemed by the Company to have incurred expense for such person otherwise entitled to payment, in such manner and proportions as the Company may determine.

    7.7. MERGER OR CONSOLIDATION. Notwithstanding anything contained in this Agreement to the contrary, in the event of a disposition of all or
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          substantially all of the assets of the Company or the dissolution of the Company, or a merger or consolidation in which the Company is not the surviving corporation, unless the Company's obligations under this Agreement are assumed by the purchaser of such assets or the surviving corporation of such merger or consolidation, an amount equal to the largest amount that could become payable in the future hereunder shall become immediately due and payable five days prior to such disposition, dissolution, merger, or consolidation.

    7.8. GENDER. A pronoun in the masculine, feminine, or neuter gender shall be deemed, where appropriate, to include also the masculine, feminine, or neuter gender.

    7.9. AMENDMENT. This Agreement may only be amended in a writing signed by the Executive and the Company.

    7.10. EXPIRATION DATE; TERMINATION. This Agreement shall continue in effect until April 1, 1996. No benefits shall be payable hereunder due to any termination of employment that occurs after termination of this Agreement. If, however, any termination of employment occurs on or prior to the date this Agreement terminates, benefits hereunder shall not cease due merely to the subsequent termination of this Agreement.

    7.11 LEGAL EXPENSES OF EXECUTIVE. In the event of litigation between the Company and the Executive concerning any issue relating to the Executive's entitlement to any benefit or benefits hereunder, the Executive shall be entitled to reimbursement from the Company for all costs and attorney fees incurred by the Executive in connection therewith in the event such litigation is finally decided in, or settled in the Executive's favor.

IN WITNESS WHEREOF, the Company, by its duly authorized officer, and the Executive have executed this Severance Agreement on the day and year first above written.


                                                RELIANCE ELECTRIC COMPANY



                                                By
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                                                Its
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                                                The "Executive"